June 26, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

      Re: Flat Rock Capital Corp., File No. 814-01237

Ladies and Gentlemen:

On behalf of Flat Rock Capital Corp. (the "**Company**"), enclosed herewith for filing, pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended (the "**1940 Act**"), are the following:

1. A copy of the Company's Fidelity Bond in the amount of $1,000,000 (the "Bond"); and

2. A Certificate of the Secretary of the Company containing the resolutions approved on May 14, 2019 by the board of directors of the Company, including a majority of the directors who are not "interested persons" of the Company, as defined in Section 2(a)(19) of the 1940 Act, that sets forth the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Company.

Premiums have been paid for the period beginning May 16, 2019 and ending May 16, 2020.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 596-3413.

      Sincerely,

      /s/ Richard A. Petrocelli
      Richard A. Petrocelli
      Chief Compliance Officer

FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

Bond No.64-MGU-19-A46653

U.S. Specialty Insurance Company
(Herein called Underwriter)

DECLARATIONS

Item 1. Name of Insured (herein called Insured)
Flat Rock Capital Corp.

Principal Address
1350 Avenue of the Americas, 18th Floor
New York, NY 10019

Item 2: Bond Period: From12:01 a.m. on 5/16/2019 to 12:01 a.m. on 5/16/2020 standard time
                  (MONTH DAY YEAR)   (MONTH DAY YEAR)

Item 3: The Aggregate Liability of the Underwriter during the Bond Period shall be:
$1,000,000

Item 4: Subject to Sections 4 and 11 hereof,
the Single Loss Limit of Liability is $1,000,000
and the Single Loss Deductible is $50,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements of Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above (if an Insuring Agreement or Coverage is to be deleted, insert "Not Covered".)

Amount applicable to	Single Loss Limit of Liability	Single Loss Deductible
(A) - Fidelity	$1,000,000	$0
(B) - On Premises	$1,000,000	$50,000
(C) - In Transit	$1,000,000	$50,000
(D) - Forgery or Alteration	$1,000,000	$50,000
(E) - Securities	$1,000,000	$50,000
(F) - Counterfeit Currency	$1,000,000	$50,000
Facsimile Signature	$1,000,000	$50,000
Computer Systems Fraud	$1,000,000	$50,000
Voice Initiated Transfer Fraud	$1,000,000	$50,000
Telefacsimile Transfer Fraud	$1,000,000	$50,000
Destruction of Data by Hacker	$1,000,000	$50,000
Destruction of Data by Virus	$1,000,000	$50,000
Unauthorized Signature	$1,000,000	$50,000
Stop Payment Liability	$100,000	$10,000
Claims Expense	$50,000	$5,000
Audit Expense	$50,000	$5,000

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Fraudulently Induced Transfers $250,000 $10,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom

---

Item 5: The liability of the Underwriter is subject to the terms of the following riders attached hereto:
FB0127 FI14-1013 SR 6180c FB0007 FB0008 FB0009 FB0014 FB0015 FB0032 FB0040 FB0041
FB0074 FB0079 FB0081 FB0088 FB0106 FB0107 FB0135 FI14-1030 SR 5109b SR 6318

Item 6: The Insured by acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) 64-MGU-18-A43835
such termination or cancelation to be effective as of the time this bond becomes effective 5/16/2019.

By:
_____
Authorized Representative

U.S. SPECIALTY INSURANCE COMPANY

Financial Institution Bond
Standard Form No. 14


TOKIO MARINE
HCC

D&O Group
8 Forest Park Drive, Farmington, Connecticut 06032
main 860 674 1900   facsimile 860 676 1737

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT
FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND
REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF
THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057

Copyright, The Surety Association of America, 1997

The Underwriter in consideration of an agreed premium and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond and subject to the Declarations Insuring Agreements General Agreements Conditions and Limitations and other terms hereof agrees to indemnify the Insured for

INSURING AGREEMENTS

FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent
  (a) to cause the Insured to sustain such loss and
  (b) to obtain financial benefit for the Employee and which in fact result in obtaining such benefit

As used in this Insuring Agreement financial benefit does not include any employee benefits earned in the normal course of employment including salaries commissions fees bonuses promotions awards profit sharing or pensions

ON PREMISES

(B) (1) Loss of Property resulting directly from
      (a) robbery burglary, misplacement mysterious unexplainable disappearance and damage thereto or destruction thereof or
      (b) theft, false pretenses common law or statutory larceny committed by a person present in an office or on the premises of the Insured.
      while the Property is lodged or deposited within offices or premises located anywhere
   (2) Loss of or damage to
      (a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in or by burglary or robbery of, such office, or attempt thereat or by vandalism or malicious mischief, or
      (b) such office resulting from larceny or theft in or by burglary or robbery of such office or attempt thereat or to the interior of such office by vandalism or malicious mischief
      provided that
         (i) the Insured is the owner of such furnishings fixtures supplies, equipment or office or is liable for such loss or damage and
         (ii) the loss is not caused by fire

IN TRANSIT

(C) Loss of Property resulting directly from robbery common-law or statutory larceny theft misplacement mysterious unexplainable disappearance being lost or made away with and damage thereto or destruction thereof while the Property is in transit anywhere in the custody of
  (a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger) or
  (b) a Transportation Company and being transported in an armored motor vehicle, or
  (c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following
         (i) records whether recorded in writing or electronically and
         (ii) Certificated Securities issued in registered form and not endorsed or with restrictive endorsements and

         (iii) Negotiable Instruments not payable to bearer or not endorsed or with restrictive endorsements
Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent

FORGERY OR ALTERATION

(D) Loss resulting directly from
  (1) Forgery or alteration of on or in any Negotiable Instrument (except an Evidence of Debt) Acceptance Withdrawal Order receipt for the withdrawal of Property Certificate of Deposit or Letter of Credit
  (2) transferring paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment delivery or receipt of funds or Property which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution

A mechanically reproduced facsimile signature is treated the same as a handwritten signature

SECURITIES

(E) Loss resulting directly from the Insured having in good faith for its own account or for the account of others
  (1) acquired, sold or delivered or given value extended credit or assumed liability, on the faith of any original
      (a) Certificated Security
      (b) deed mortgage or other instrument conveying title to or creating or discharging a lien upon real property
      (c) Evidence of Debt
      (d) Instruction to a Federal Reserve Bank of the United States or
      (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States
which
         (i) bears a signature of any maker drawer issuer endorser assignor, lessee transfer agent registrar acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery or
         (ii) is altered or
         (iii) is lost or stolen
  (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney Guarantee or any items listed in (a) through (c) above
  (3) acquired sold or delivered or given value extended credit or assumed liability on the faith of any item listed in (a) and (b) above which is a Counterfeit

A mechanically reproduced facsimile signature is treated the same as a handwritten signature

COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith of any Counterfeit Money of the United States of America Canada or of any other country in which the Insured maintains a branch office

GENERAL AGREEMENTS

NOMINEES

A   Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss be deemed to be loss sustained by the Insured

ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION MERGER OR PURCHASE OF ASSETS – NOTICE

B   If the Insured shall while this bond is in force establish any additional offices, other than by consolidation or merger with or purchase or acquisition of assets or liabilities of another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period

If the Insured shall while this bond is in force consolidate or merge with or purchase or acquire assets or liabilities of another institution the Insured shall not have such coverage as is afforded under this bond for loss which
  (a) has occurred or will occur in offices or premises or
  (b) has been caused or will be caused by an employee or employees of such institution or
  (c) has arisen or will arise out of the assets or liabilities
acquired by the Insured as a result of such consolidation merger or purchase or acquisition of assets or liabilities unless the Insured shall
         (i) give the Underwriter written notice of the proposed consolidation merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
         (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises Employees and other exposures and

Copyright, The Surety Association of America, 1997

(iii) upon obtaining such consent, pay to the Underwriter an additional premium

CHANGE OF CONTROL – NOTICE

C   When the Insured learns of a change in control it shall give written notice to the Underwriter

As used in this General Agreement control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer

REPRESENTATION OF INSURED

D   The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond

Any misrepresentation, omission concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the recission of this bond

JOINT INSURED

E   If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED – ELECTION TO DEFEND

F   The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof of any legal proceeding brought to determine the Insureds liability for any loss claim or damage which, if established would constitute a collectible loss under this bond Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter

The Underwriter at its sole option, may elect to conduct the defense of such legal proceeding in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense

If the Underwriter elects to defend the Insured in whole or in part any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured nor a settlement of any legal proceeding by the Insured, shall determine the existence extent or amount of coverage under this bond for loss sustained by the Insured and the Underwriter shall not be liable for any attorneys fees costs and expenses incurred by the Insured

With respect to this General Agreement subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5 the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1 As used in this bond

(a)   Acceptance means a draft which the drawee has by signature written thereon, engaged to honor as presented

(b)   Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it

(c)   Certificated Security means a share participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer which is

    (1)   represented by an instrument issued in bearer or registered form,

    (2)   of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment, and

    (3)   either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations

(d)   Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original

(e)   Employee means

    (1)   a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured,

    (2)   an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured,

    (3)   a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises

    (4)   an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond

    (5)   each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor (Each such Processor and the partners officers and employees of such Processor shall collectively be deemed to be one Employee for all the

purposes of this bond excepting however, the second paragraph of Section 12 A Federal Reserve Bank or clearing house shall not be construed to be a processor) and

    (6)   a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations

(f)   Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured

(g)   Financial Interest in the Insured of the Insured's general partner(s) or limited partner(s) committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means

    (1)   as respects general partners the value of all right, title and interest of such general partner(s) determined as of the close of business on the date of discovery of loss covered by this bond in the aggregate of

        (a)   the "net worth" of the Insured, which for the purposes of this bond shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond (except that credit balances and equities in proprietary accounts of the Insured which shall include capital accounts of partners investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured, and

        (b)   the value of all other Money, securities and property belonging to such general partner(s) or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set off against loss covered by this bond

provided, however that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the

Copyright, The Surety Association of America, 1997

Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment, and

    (2) as respects limited partners the value of such limited partner(s) investment in the Insured

(h) Forgery means the signing of the name of another person or organization with intent to deceive, it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency

    (m) Negotiable Instrument means any writing
        (1) signed by the maker or drawer, and
        (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer, and
        (3) is payable on demand or at a definite time, and
        (4) is payable to order or bearer

    (h) Partner means a natural person who
        (1) is a general partner of the Insured, or
        (2) is a limited partner and an Employee (as defined in Section 1 (e) (1) of the bond) of the Insured

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not hereinbefore enumerated

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing
    (1) a description of the Issue of which the Uncertificated Security is a part,
    (2) the number of shares or units
        (a) transferred to the registered owner,
        (b) pledged by the registered owner to the registered pledgee,
        (c) released from pledge by the registered pledgee,
        (d) registered in the name of the registered owner on the date of the statement, or
        (e) subject to pledge on the date of the statement,
    (3) the name and address of the registered owner and registered pledgee,
    (4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims, and
    (5) the date
        (a) the transfer of the shares or units to the new registered owner of the shares or units was registered,
        (b) the pledge of the registered pledgee was registered, or
        (c) of the statement, if it is a periodic or annual statement

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is
    (1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer,
    (2) of a type commonly dealt in on securities exchanges or markets, and

    (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein

EXCLUSIONS

Section 2 This bond does not cover

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E),

(b) loss due to riot or civil commotion outside the United States of America and Canada, or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit,

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity, provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy,

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body,

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E),

(f) loss resulting from any violation by the Insured or by any Employee
    (1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
    (2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations,

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a),

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property,

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A),

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A) For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq , as amended,

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards
    (1) in obtaining credit or funds, or
    (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
    (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,
whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A),

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A),

Copyright, The Surety Association of America, 1997

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

    (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2) to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A),

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A),

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A),

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F),

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2),

(r) loss of Property while

    (1) in the mail, or

    (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A),

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured,

(t) damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond,

(u) all fees, costs and expenses incurred by the Insured

    (1) in establishing the existence of or amount of loss covered under this bond, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond,

(v) indirect or consequential loss of any nature,

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A),

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only,

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized

DISCOVERY

Section 3 This bond applies to loss discovered by the Insured during the Bond Period Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond

LIMIT OF LIABILITY

Section 4

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond

Upon exhaustion of the Aggregate Limit of Liability by such payments

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7 In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding

NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law

(f) This bond affords coverage only in favor of the Insured No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured

VALUATION

Section 6 Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and given written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage

Copyright, The Surety Association of America, 1997

Books of Account and Other Records

In case of loss of or damage to any books of account or other records used by the Insured in its business the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records

Property other than Money, Securities or Records

In case of loss of or damage to any Property other than Money securities, books of account or other records or damage covered under Insuring Agreement (B)(2) the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2) The Underwriter may, at its election, pay the actual cash value of replace or repair such property Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration

Set-Off

Any loss covered under this bond shall be reduced by a set off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT – SUBROGATION – RECOVERY – COOPERATION

Section 7

(a) In the event of payment under this bond the Insured shall deliver, if so requested by the Underwriter an assignment of such of the Insured's rights title and interest and causes of action as it has against any person or entity to the extent of the loss payment

(b) In the event of payment under this bond the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment

(c) Recoveries whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly to the Insured in satisfaction of any Deductible Amount Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein

(d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

    (1) submit to examination by the Underwriter and subscribe to the same under oath, and

    (2) produce for the Underwriter's examination all pertinent records and

    (3) cooperate with the Underwriter in all matters pertaining to the loss

(e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8 With respect to any loss set forth in sub section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated canceled or allowed to expire the Underwriter, with respect to any loss sustained prior to such termination cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy anything to the contrary in such other bond or policy notwithstanding

OTHER INSURANCE OR INDEMNITY

Section 9 Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved

OWNERSHIP

Section 10 This bond shall apply to loss of Property (1) owned by the Insured (2) held by the Insured in any capacity or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations

DEDUCTIBLE AMOUNT

Section 11 The Underwriter shall be liable hereunder only for the amount by which any single loss as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability

The Insured shall, in the time and in the manner prescribed in this bond give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss

TERMINATION OR CANCELATION

Section 12 This bond terminates as an entirety upon occurrence of any of the following – (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations

This bond terminates as to any Employee or any partner, officer or employee of any Processor – (a) as soon as any Insured or any director or officer is not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page

Copyright, The Surety Association of America, 1997

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	1

COVERAGE TERRITORY RIDER/ENDORSEMENT

Payment of loss under this bond/policy shall only be made in full compliance with all United States of America economic or trade sanction laws or regulations, including, but not limited to, sanctions, laws and regulations administered and enforced by the U.S. Treasury Department's Office of Foreign Assets Control ("OFAC").

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0127 - For use with
Forms 14, 15, 24, 25 and Computer Crime

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0127

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	2

NOTICE TO UNDERWRITER

Any notice required to be given to the Underwriter pursuant to the terms and conditions of this bond shall be given by mail or electronic mail to the following address:

HCC Global Financial Products, LLC
8 Forest Park Drive
Farmington, CT 06032
Attention: Claims Manager
usclaims@tmhcc.com

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	3

RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond, No.64-MGU-19-A46653 in favor of Flat Rock Capital Corp.

It is agreed that:

1. Part (a) of the section entitled "Termination or Cancelation" of this bond is deleted and cancelation of this bond by the Underwriter/Company is subject to the following provisions

   a. If this bond has been in effect for 60 days or less, the underwriter/company may cancel this bond by mailing or delivering to the first named Insured written notice of cancelation at least:

      (1) 20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below

      (2) 15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons

         (i) Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due,

         (ii) Conviction of a crime arising out of acts increasing the hazard insured against,

         (iii) Discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of a claim,

         (iv) After issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of a bond condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond period,

NEW YORK STATUTORY RIDER/ENDORSEMENT
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS
NOS 14, 15, 24 AND 25, AND EXCESS BANK EMPLOYEE DISHONESTY
BOND, STANDARD FORM NO 28, AND COMPUTER CRIME POLICY FOR
FINANCIAL INSTITUTIONS TO COMPLY WITH STATUTORY
REQUIREMENTS
REVISED TO DECEMBER, 2004

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	3

(v)   Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond was issued or last renewed, or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed,

(vi)   Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public,

(vii)   A determination by the Superintendent that the continuation of the bond would violate, or would place us in violation of, any provision of the Insurance Code, or

(viii)   Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department

b.   If this bond has been in effect for more than 60 days, or if this bond is a renewal or continuation of a bond the underwriter/company issued, the underwriter/company may cancel only for any of the reasons listed in paragraph 2 above, provided the underwriter/company mails the first named Insured written notice at least 15 days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due

c.   The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named Insured at the address shown in the bond and to the authorized agent or broker

d.   If this bond is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named Insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund

e   If one of the reasons for cancelation in paragraph a (2) exists, the underwriter/company may cancel this entire bond, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond

2.   Renewal or nonrenewal of this bond by the Underwriter/Company is subject to the following provisions

a.   If the underwriter/company decides not to renew this bond, it will send notice as provided in paragraph c below-

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	3

b.   If the underwriter/company conditionally renews this bond subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c below

c.   If the underwriter/company decides not to renew this bond, or to conditionally renew this bond as provided in paragraph 2 b above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond or, the anniversary date if this is a continuous bond.

d.   Notice will be mailed or delivered to the first named Insured at the address shown in the bond and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice

e.   Notice will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes

f.   If the underwriter/company violates the provisions of paragraph c above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice

(1)   prior to the expiration date of the bond, coverage will remain in effect at the same terms and conditions of this bond at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel, provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date, or

(2)   on or after the expiration date of this bond, coverage will remain in effect at the same terms and conditions of this bond for another required bond period, at the lower of the current rates or the prior period's rates, unless the first named Insured, during this additional required bond period, has replaced the coverage or elects to cancel

g.   The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond has been replaced or is no longer desired

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	4

AMEND COUNTERFEIT CURRENCY

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows: Insuring Agreement (F) COUNTERFEIT CURRENCY is deleted in its entirety and replaced with the following:

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money, coin or currency of the United States of America, Canada or any other country.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0007 - For use with
Forms 14, 15, 24

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0007

U.S. SPECIALTY INSURANCE COMPANY
Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	5

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:

The attached bond is hereby amended by adding the following Insuring Agreement to the bond as follows:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

"(K) Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

With respect to this Insuring Agreement, the following Definitions are added: "Computer Programs," "Computer Systems" and "Electronic Data" and are as defined in the Computer Systems Insuring Agreement attached to this bond."

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0008 - For use with
Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0008   Page 1 of 1

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	6

AMEND DEFINITION OF EMPLOYEE

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:

1. The Definition of Employee, Section 1(e), is amended by adding the following subsection(s):

    (7) any Employee on an approved leave of absence;

    (8) former Employees for up to sixty (60) days after termination provided termination was not due to a loss covered by this policy;

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0009 - For use with
Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0009

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	7

AMEND "RICO" EXCLUSION

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. EXCLUSIONS, Section 2.(j), is deleted in its entirety and replaced with the following:

"(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in Racketeering Activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended."

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0014 - For use with
Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0014

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	8

AMEND FIDELITY

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. Insuring Agreement (A) FIDELITY is deleted in its entirety and replaced with the following:

"(A)   Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the intent:

(a) to cause the Insured to sustain such loss; or

(b) to obtain financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee; or results in an improper financial benefit for another person or entity with whom the Employee committing the dishonest or fraudulent act was in collusion, provided the Insured establishes that the Employee intended to participate in the financial benefit.

As used throughout this Insuring Agreement, financial benefit does not include any salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

The term "Loans," as used in this Insuring Agreement, shall be deemed to mean all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term "Trading," as used in this Insuring Agreement, shall be deemed to mean trading or other dealings in securities, commodities, futures, options, swaps, foreign or federal funds, currencies, foreign exchange and the like."

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0015 - For use with
Forms 14, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0015

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	9

ADD AUDIT EXPENSE

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. The following paragraph is added to Insuring Agreement (A) FIDELITY:

"Audit Expense Coverage $50,000 in the aggregate, which is part of, and not in addition to, the Aggregate Limit of Liability shown on the Declaration Page of this Bond.

Expense incurred by the Insured for that part of the cost of audits or examinations required by State or Federal supervisory authorities to be conducted either by such authorities or by independent accountants by reason of the discovery of loss sustained by the Insured through dishonest or fraudulent acts of any of the Employees, provided such loss exceeds the Single Loss Deductible for Insuring Agreement (A) stated in Item 4. of the Declarations. The total liability of the Underwriter for such expense by reason of all such acts of any Employee or in which such Employee is concerned or implicated or with respect to all such audits or examinations is limited to the amount stated opposite "Audit Expense Coverage"; it being understood, however, that such expense shall be deemed to be loss sustained by the Insured through dishonest or fraudulent acts of one or more of the Employees and the liability of the Underwriter under this paragraph of Insuring Agreement (A) shall be part of, and not in addition to, the Single Loss Limit of Liability stated in Item 4. of the Declarations."

2. Item (u) of EXCLUSIONS, Section 2. is deleted in its entirety and replaced with the following:

(u) all fees, costs and expenses incurred by the Insured:

(1) in establishing the existence of or amount of loss covered under this bond, except to the extent covered under the portion of Insuring Agreement (A) entitled Audit Expense; or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0032 - For use with
Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0032

U.S. SPECIALTY INSURANCE COMPANY
Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	10

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:

The attached bond is hereby amended by adding the following Insuring Agreement is added to the bond as follows:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

"(M) Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System covered under the terms of the Computer Systems Insuring Agreement attached to this bond.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for the computer time, computer programmers, consultants or other technical specialists as is reasonably necessary to restore the Computer Programs to substantially the previous level of operational capability.

With respect to this Insuring Agreement, the following Definitions are added: "Computer Programs," "Computer Systems" and "Electronic Data," and are as defined in the Computer Systems Insuring Agreement attached to this bond."

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0040 - For use with
Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0040

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	11

ADD COMPUTER SYSTEMS FRAUD

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. The following additional Insuring Agreement is added to the bond:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1) entry of Electronic Data or Computer Program into, or

(2) change of Electronic Data or Computer Program within any Computer System operated or used by the Insured; provided that the entry or change causes

    (i) Property to be transferred, paid or delivered,

    (ii) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

    (iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith

(a) on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement, or

(b) on an instruction transmitted by Tested telex or similar means of Tested communication (except a Telefacsimile Device) purportedly sent by a customer, financial institution or automated clearing house.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

DEFINITIONS

(A.) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	11

(B.) Computer System means

    (1) computers with related peripheral components, including storage components wherever located,

    (2) systems and applications software,

    (3) terminal devices, andPleae

    (4) related communication networks, including the Internet, by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media;

(D) Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper;

(E) Tested means a method of authenticating the contents of a communication by placing a valid test key on it which has been agreed upon between the Insured and a customer, automated clearing house, or another financial institution for the purpose of protecting the integrity of the communication in the ordinary course of business.

(F) Internet means the worldwide public network of computers, which are commonly referred to as the "internet."

EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract;

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

    (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

    (2) failure or breakdown of electronic data processing media, or

    (3) error or omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	11

SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

3. The exclusion below, found in financial institution bonds forms 14, 24 and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED.

FB0041 – For use with
Forms 14, 15, 24, 25

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	12

ADD STOP PAYMENT LIABILITY

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. The following Insuring Agreement is added to the bond:

STOP PAYMENT LIABILITY

All sums which the Insured shall become obligated to pay by reason of the liability imposed upon the Insured by law for damages:

(a) for having either complied with or failed to comply with any written notice of any depositor of the Insured or any authorized representative of such depositor to stop payment of any check or draft made or drawn upon or against the Insured by such depositor or any authorized representative of such depositor; or

(b) for having refused to pay any check or draft made or drawn upon or against the Insured by any depositor of the Insured or any authorized representative of such depositor."

2. Solely for the purpose of the coverage provided by this Insuring Agreement, this bond does not cover:

(a) liability assumed by the Insured under any contract, unless such liability would have attached to the Insured even in the absence of such agreement;

(b) loss arising directly or indirectly out of:

(i) libel, slander, wrongful entry, eviction, defamation, false arrest, false imprisonment, malicious prosecution, assault or battery;

(ii) sickness, disease, physical bodily harm, mental or emotional distress or anguish, or death of any person; or

(iii) discrimination.

3. The Underwriter's aggregate liability for all loss under this Insuring Agreement is $100,000, which is part of, and not in addition to, the Aggregate Limit of Liability shown on the Declarations of this bond; and

4. A Single Loss Deductible of $10,000 applies to each and every loss.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0074 - For use with Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0074

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	13

ADD UNAUTHORIZED SIGNATURES

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. The following Insuring Agreement is added to the bond:

"UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having accepted, paid or cashed any check or Withdrawal Order made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on file with the Insured as an authorized signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account."

2. The Underwriter's aggregate liability for all loss under this Insuring Agreement is $1,000,000, which is part of, and not in addition to, the Aggregate Limit of Liability shown on the Declarations of this bond; and

3. A Single Loss Deductible of $50,000 applies to each and every loss.

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0079 - For use with
Forms 14, 24

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	14

VOICE INITIATED TRANSFER FRAUD

In consideration of the premium charged, it is hereby understood and agreed the bond is hereby amended as follows:

I.

The attached bond is amended by adding the following Insuring Agreement Voice Initiated Transfer Fraud as follows:

VOICE INITIATED TRANSFER FRAUD

"Loss resulting directly from the Insured having, in good faith, transferred Funds from a Customer's account through a Computer System covered under the terms of the Computer System Fraud Insuring Agreement in reliance upon a fraudulent voice instruction transmitted by telephone which was purported to be from:

1) an officer, director, partner or employee of a Customer of the Insured who was authorized by the Customer to instruct the Insured to make such transfer; or

2) an individual person who is a Customer of the Insured; or

3) an Employee of the Insured in another office of the Insured who was authorized by the Insured to instruct other Employees of the Insured to transfer Funds, and was received by an Employee of the Insured specifically designated to receive and act upon such instructions; but the voice instruction was not from a person described in (1), (2) or (3) above, provided that

   (i) such voice instruction was electronically recorded by the Insured and required password(s) or code words(s) given; and

   (ii) if the transfer was in excess of $50,000, the voice instruction was verified by a call-back according to a prearranged procedure.

II.

Solely for the purpose of the coverage provided by this Insuring Agreement, the following Definitions shall apply:

"Customer" means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on voice instructions to make transfers and which has provided the Insured with the names of persons authorized to initiate such transfers and with which the Insured has established an instruction verification mechanism.

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0081

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	14

"Funds" means Money on deposit in an account.

III.

Solely for the purpose of the coverage provided by this Insuring Agreement, this Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

Proof of loss for claim(s) under this Insuring Agreement must include electronic recordings of such voice instructions and the verification call-back, if such call was required."

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0081 - For use with
Forms 14, 15, 24, 25

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	15

ADD TELEFACSIMILE TRANSFER FRAUD

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. The following Insuring Agreement is added to the bond:

"TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered Funds, Certificated Securities or Uncertificated Securities through a Computer System covered under the terms of the Computer Systems Fraud Insuring Agreement in reliance upon a fraudulent instruction received through a Telefacsimile Device, and which instruction

(1) purports and reasonably appears to have originated from

    (a) a Customer of the Insured,

    (b) another financial institution, or

    (c) another office of the Insured

but, in fact, was not originated by the Customer or entity whose identification it bears; and

(2) contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

(3) contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer, was in excess of $50,000, the instruction was verified by a callback according to a prearranged procedure."

2. Solely for the purpose of the coverage provided by this Insuring Agreement, the following Definitions shall apply:

Customer means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on Telefacsimile Device instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

Funds means Money on deposit in an account.

Telefacsimile Device means a machine capable of sending or receiving a duplicate image of a document by means of

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0088

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	15

electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

3. In addition to the Conditions and Limitation in the bond and the Computer Systems Fraud Insuring Agreement Rider, the following provisions are applicable to the Telefacsimile Transfer Fraud Insuring Agreement:

   (a) This Insuring Agreement does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Telefacsimile Transfer Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

   (b) Proof of loss for claim under the Telefacsimile Transfer Fraud Insuring Agreement must include a copy of the document reproduced by the Telefacsimile Device.

4. Item "(w)"of EXCLUSIONS, Section 2. is deleted in its entirety and replaced with the following:

   "(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A) or the Telefacsimile Transfer Fraud Insuring Agreement;"

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	16

AMEND TERMINATION OR CANCELATION

In consideration of the premium charged, it is understood and agreed that the bond is hereby amended as follows:

1. Subsection (a) in the first paragraph of TERMINATION OR CANCELATION, Section 12, is amended by deleting the words "60 days" and replacing them with the words "90 days."

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0106 - For use with
Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0106

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	17

ADD CLAIMS EXPENSE

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. The following Insuring Agreement is added to the bond:

"CLAIMS EXPENSE

Reasonable expenses incurred and paid by the Insured, with the prior approval of the Underwriter, in preparing any valid claim for loss under this bond, which loss exceeds the Single Loss Deductible amount shown in Item 4. of the Declarations. The Underwriter's aggregate liability for all such expenses paid by the Insured in preparing all such claims shall be $50,000 which is part of, and not in addition to, the Aggregate Limit of Liability stated in Item 3. of the Declarations."

2. Solely with respect to the coverage afforded by this Insuring Agreement, EXCLUSIONS, Section 2.(u) is amended by deleting item (1) thereof in its entirety and replacing it with the following:

 "(1) in establishing the existence of or amount of loss covered under this bond, except when covered under the Claims Expense Insuring Agreement, or"

ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

FB0107 - For use with
Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0107

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	18

AMEND NOTICE/DISCOVERY

In consideration of the premium charged, it is understood and agreed the bond is hereby amended as follows:

1. General Agreement F, NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED-ELECTION TO DEFEND is amended by deleting the first paragraph thereof and replacing it with the following:

    The Chief Financial Officer, Chief Executive Officer and/or Chief Operating Officer of the Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 60 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

2. Section 3, DISCOVERY, is deleted in its entirety and replaced with the following:

    This bond applies to loss discovered by the Chief Financial Officer, Chief Executive Officer and/or Chief Operating Officer of the Insured during the Bond Period. Discovery occurs when the Chief Financial Officer, Chief Executive Officer and/or Chief Operating Officer of the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of the type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

    Discovery also occurs when the Chief Financial Officer, Chief Executive Officer and/or Chief Operating Officer of the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

3. Section 5, NOTICE/PROOF---LEGAL PROCEEDINGS AGAINST UNDERWRITER is amended by deleting subsection (a) and replacing it with the following:

    (a) At the earliest practicable moment, not to exceed 60 days, after discovery of loss by the Chief Financial Officer, Chief Executive Officer and/or Chief Operating Officer of the Insured, the Insured shall give the Underwriter notice thereof.

    ALL OTHER TERMS, CONDITIONS AND EXCLUSIONS OF THE BOND REMAIN UNCHANGED

By: _____

Authorized Representative

FB0135 - For use with
Forms 14, 15, 24, 25

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FB0135

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	19

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46653 in favor of Flat Rock Capital Corp.

It is agreed that:

1. It is agreed that the following Insuring Agreement is added to the above Bond:

   FRAUDULENT TRANSFER INSTRUCTIONS – SOCIAL ENGINEERING

   Loss resulting directly from the Insured having, in good faith, transferred Money on deposit in a Customer's account,   a Customer's Certificated Securities, or an Insured's account in reliance upon a fraudulent instruction transmitted to the insured via tele facsimile, telephone, or electronic mail; provided, however, that:

   (1) The fraudulent instruction purports, and reasonably appears, to have originated from:

       (a) such Customer;

       (b) an Employee acting on instructions of such Customer;

       (c) another financial institution acting on behalf of such Customer with authority to make such instructions;

       (d) a person purporting to be a director, officer, partner, member or sole proprietor of the Insured or an Employee or by an individual acting in collusion with such person; or

       (e) a person purporting to be an employee of a Vendor that has a pre-existing arrangement or written agreement to provide goods or services to the Insured or by an individual acting in collusion with such person; provided, however, that such fraudulent instruction shall not include any such instruction transmitted by an actual employee of a vendor who was acting in collusion with any third party in submitting such instruction;

   but which instructions were not actually made by a director, officer, partner, member or sole proprietor or Employee of the Insured or by an employee of a Vendor; and

   (2) The sender of the fraudulent instruction verified the instruction with the password, PIN, or other security code of such Customer; and

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
FI14-1030

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	19

(3)   The sender was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee of the Insured; and

(4)   The instruction was received by an Employee of the Insured specifically authorized by the Insured to receive and act upon such instructions; and

(5)   For any transfer exceeding the amount set forth in item 8 of this Rider, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's Written agreement with such Customer or other verification procedure approved in writing by the Underwriter; and

(6)   The Insured preserved a contemporaneous record of the call back, if any, and of the instruction which verifies use of the authorized password, PIN or other security code of the Customer.

2.   As used in this Rider, Customer means a natural person or entity that has a Written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon instructions transmitted to the Insured via the means utilized to transmit the fraudulent instruction.

3.   As used in this Rider, Vendor means an entity or natural person that has provided goods or services to the Insured under a genuine pre-existing:

(a)   written agreement; or

(b)   other arrangement.

Vendor does not mean any financial institution, asset manager, armored motor vehicle company, automated clearinghouse, custodian or similar entity.

4.   It shall be a condition precedent to coverage under this Insuring Agreement that the Insured assert any available claims, offsets or defenses against such Customer, any financial institution or any other party to the transaction.

5.   The following additional Exclusions are added to the Bond applicable only to this Insuring Agreement.

(a)   loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to such Customer's password, PIN or other security code;

(b)   loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet, unless:

(1)   each ACH entry was individually verified via the call back procedure without regard to the amount of the entry; or

(2)   the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured;

(c)   loss as a result of loss of any investment in securities, ownership in any corporation, partnership, real property, or similar instrument (whether or not such investment is genuine);

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	19

     (d)   loss due to the failure, malfunction, illegitimacy, inappropriateness or inadequacy of any product or service;

     (e)   loss as a result of the failure of any party to perform, in whole or in part, under any contract; provided, however, that this exclusion shall not apply to any loss directly or indirectly resulting from the type of fraudulent transfer covered by this Insuring Agreement;

     (f)   due to any person or party's use of or acceptance of any credit, debit or charge card or similar car or instrument (whether or not genuine);

     (g)   resulting from any gambling, game of chance, lotter or similar game;

     (h)   as a result of any actual, alleged or attempted kidnap or extortion or ransom demand; or

     (i)   as a result of loss of, or damage to, Money or securities while in the mail or in the custody of any carrier for hire, including, but not limited to, any armored motor vehicle company.

6.   Liability of the Underwriter under this Insuring Agreement shall be a part of, not in addition to, the Aggregate Limit of Liability of this Bond.

7.   For purposes of this Insuring Agreement, all loss or losses involving one natural person or entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved, A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as Single Loss.

8.   The Single Loss Limit of Liability and Single Loss Deductible applicable to loss under this Insuring Agreement are set forth in the Declarations.

9.   The amount of any single transfer for which verification via a call back will be required is: $10,000

10.   This rider shall become effective as of 12:01 a.m. on 5/16/2019.

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	20

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46653 in favor of Flat Rock Capital Corp.

It is agreed that:

1.   At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:

Flat Rock Global, LLC

2   This rider is effective as of 12:01 a.m. on 5/16/2019.

Accepted:

ADDING OR DEDUCTING INSUREDS RIDER
FOR USE WITH ALL FORMS OF BONDS CONTAINING A JOINT
INSURED CLAUSE OR RIDER,
TO ADD OR DEDUCT JOINT INSUREDS.
REVISED TO JANUARY, 2008

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
SR 5109b

U.S. SPECIALTY INSURANCE COMPANY

Houston, Texas

Rider Effective Date	Bond Holder	Bond Number	Rider
5/16/2019	Flat Rock Capital Corp.	64-MGU-19-A46653	21

To be attached to and form part of Financial Institution Bond, Standard Form No. 14, No. 64-MGU-19-A46653 in favor of Flat Rock Capital Corp.

It is agreed that:

1. The attached bond is amended by deleting subsection (aa) of Section 2, Exclusions and by replacing it with the following:

    "loss resulting directly or indirectly from the theft, disappearance, destruction or disclosure of confidential information including, but not limited to, trade secrets, personal customer information, customer lists, a customer's personally identifiable financial or medical information and intellectual property, whether such confidential information is owned by the insured or held by the insured in any capacity including concurrently with another person."

2. The following Section is added to the Conditions and Limitations of this bond:

    "As used in this bond, loss does not include expenses arising from a data security breach, including, but not limited to, forensic audit expenses, fines, penalties, expenses to comply with federal and state laws and Payment Card Industry Data Security Standards (if applicable) and expenses related to notifying affected individuals when the affected individuals' personally identifiable financial or medical information was stolen, accessed, downloaded or misappropriated while in the insured's care, custody or control."

3. This rider shall become effective as of 12:01 a.m. on 5/16/2019.

AMEND EXCLUSIONS
FOR USE WITH THE FINANCIAL INSTITUTION BOND
STANDARD FORM NO. 14
ADOPTED JULY 2013

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE LAW AND REGULATIONS. HOWEVER, THE FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

2-14057
SR 6318   Copyright The Surety & Fidelity Association of America, 2013

CERTIFICATE OF SECRETARY

The undersigned, Richard A. Petrocelli, Secretary of Flat Rock Capital Corp., a Maryland corporation (the "**Company**"), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the "**SEC**") in connection with the filing of the Company's Fidelity Bond (the "**Bond**") pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as <u>Exhibit A</u> is a copy of the resolutions approved by the board of directors of the Company, including a majority of the directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period May 16, 2019 to May 16, 2020.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 26th day of June, 2019.


/s/ Richard A. Petrocelli
Richard A. Petrocelli
Secretary


Resolutions Approved by the Board of Directors of Flat Rock Capital Corp. at the Meeting Held on May 14, 2019.

Approval of Renewal of Fidelity Bond

WHEREAS, Section 17(g) of the 1940 Act and Rule 17g-1(a) thereunder, require a registered investment company, such as the Corporation, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Corporation against larceny and embezzlement, covering each officer and employee of the registered investment company who may singly, or jointly with others, have access to the securities or funds of the registered investment company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a "**covered person**");

WHEREAS, Rule 17g-1 under the 1940 Act ("**Rule 17g-1**") specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Corporation as the only insured (a "**single insured bond**"), or (iii) a bond which names the Corporation and one or more other parties as insureds (a "**joint insured bond**") as permitted by Rule 17g-1;

WHEREAS, Rule 17g-1 requires that a majority of the independent directors pursuant to the provisions of Rule 2(a)(19) of the 1940 Act (the "**Independent Directors**") approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Corporation to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Corporation, and pursuant to factors contained in Rule 17g-1; and

WHEREAS, under Rule 17g-1, the Corporation is required to make certain filings with the SEC and give certain notices to each member of the Board in connection with the bond, and designate an officer who shall make such filings and give such notices.

NOW THEREFORE BE IT RESOLVED, that having considered the expected aggregate value of the securities and funds of the Corporation to which officers or employees of the Corporation may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Corporation, the accounting procedures and controls of the Corporation, the nature and method of conducting the operations of the Corporation, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Corporation and insuring the Corporation against loss form fraudulent or dishonest acts, including larceny and embezzlement, issued by Tokio Marine HCC having an aggregate coverage of $1,000,000 (the "**Fidelity Bond**") is reasonable, and the Fidelity Bond be, and hereby is, approved by the Board, including a majority of the Independent Directors, as substantially set forth in <u>Exhibit D</u> attached hereto;

       FURTHER RESOLVED, that the Chief Compliance Officer of the Corporation be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17g-1 under the 1940 Act;

       FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Corporation, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

       FURTHER RESOLVED, that any and all actions previously taken by the Corporation or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Corporation.